

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2018

Marc Angell
Chief Executive Officer
Music of Your Life, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, NV 89103

> **Re: Music of Your Life, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 17, 2018**
> **File No. 000-54163**

Dear Mr. Angell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Telecommunications